SUB-ITEM 77M: Mergers

Hartford Global Growth HLS Fund

Effective June 23, 2014, Hartford Global Research HLS Fund (the “Global Research Fund”) was reorganized into Hartford Global Growth HLS Fund (the “Global Growth Fund”).

At a meeting held on February 5, 2014, the Board of Directors of Hartford Series Fund, Inc. (the “Company”) approved an Agreement and Plan of Reorganization that provided for the reorganization of the Global Research Fund, a series of the Company, into the Global Growth Fund, a separate series of the Company (the “Reorganization”). The Reorganization did not require shareholder approval.

The Reorganization resulted in: (1) the transfer of all of the assets of the Global Research Fund to the Global Growth Fund in exchange for shares of the Global Growth Fund that had an aggregate net asset value equal to the aggregate net asset value of the shares of the Global Research Fund on the valuation date for the Reorganization; (2) the assumption by the Global Growth Fund of all of the liabilities of the Global Research Fund; and (3) the distribution of shares of the Global Growth Fund to the shareholders of the Global Research Fund in complete liquidation of the Global Research Fund. Each shareholder of the Global Research Fund received shares of the Global Growth Fund of the same class, and in equal value to, the shares of the Global Research Fund held by that shareholder as of June 20, 2014.